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                              October 27, 2021

       Stanton Dodge
       Executive Vice President and Chief Legal Officer
       New Duke Holdco, Inc.
       c/o DraftKings, Inc.
       222 Berkeley Street, 5th Floor
       Boston, MA 02116

                                                        Re: New Duke Holdco,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 8,
2021
                                                            File No. 333-260174

       Dear Mr. Dodge:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed October 8, 2021

       Material United States Federal Income Tax Consequences, page 175

   1. We note that the tax opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions.
                                                        The short-form tax
opinions and the tax disclosures in the prospectus both must clearly state that the
disclosures in the tax consequences sections of the prospectus are the opinions of counsel.
Refer to Section III.B.2 of Staff Legal Bulleting No. 19. Please
                                                        revise the respective
sections and have counsel revise their respective tax opinions to state clearly that the tax
consequences discussed in the respective sections are counsel's opinion. A description
of the law is not sufficient Refer to Section III.C.2. of Staff Legal
                                                        Bulletin No. 19.
 Stanton Dodge
New Duke Holdco, Inc.
October 27, 2021
Page 2
General

2. We note on page 4 that a condition that must be satisfied to complete the mergers is the master commercial agreement being in full force and effect. File the master commercial agreement as an exhibit to the registration statement, or tell us why you you are not required to do so. Refer to Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Stacey Peikin at 202-551-6223 or Jennifer L pez-Molina at 202-551-
3792 with any questions.



FirstName LastNameStanton Dodge                              Sincerely,
Comapany NameNew Duke Holdco, Inc.
                                                             Division of
Corporation Finance
October 27, 2021 Page 2                                      Office of Trade &
Services
FirstName LastName